Exhibit 99.1

Viomi Technology Co., Ltd Announces Board Changes

FOSHAN, China, October 9, 2026 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading global technology company for home water systems, today announced that its board of directors (the “Board”) has appointed Mr. Xinlang Yu as a director, effective October 9, 2026. Mr. Yu replaces Mr. Qian Sun, who resigned from the Board for personal reasons, effective October 9, 2026.

Mr. Yu brings extensive experience in business management across the home appliance industry to Viomi’s Board. He currently serves as the Deputy General Manager of the Ecosystem Department of Xiaomi Corporation (“Xiaomi”). He joined Xiaomi in 2014 and has since held rotating positions across the Group, including roles in MIUI, Airstar Digital Technology, the Smartphone Department and the Group Staff Department. He joined the Ecosystem Department in 2023, where he helped manage the department’s business. Since November 2024, he has overseen multiple smart home appliance business lines as the Deputy General Manager of the department. Mr. Yu received his Bachelor of Engineering in Computer Science and Technology from Beijing University of Chemical Technology in 2006 and his Master of Business Administration (MBA) from Tongji University in 2013.

The Company is delighted to welcome Mr. Yu to the Board and believes his industry insight and management experience will be of great value as Viomi continues to grow. The Company would also like to thank Mr. Sun for his dedicated service and valuable contributions during his time on the Board.

About Viomi Technology

Viomi’s mission is “AI for Better water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water solutions, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: viomi@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com